Rockdale Resources Corporation 10-K

EXHIBIT 99.1

APPRAISAL OF
CERTAIN
OIL AND GAS INTERESTS
OWNED BY
ROCKDALE RESOURCES CORPORATION
LOCATED IN
NEW MEXICO, OKLAHOMA, and TEXAS
AS OF JANUARY 1, 2016

PREPARED FOR
ROCKDALE RESOURCES CORPORATION

MKM ENGINEERING
F-009377

Michele K. Mudrone, P.E.
March 30, 2016

MKM ENGINEERING
Oil and Gas Consulting Services
3905 Sagamore Hill Court
Plano, Texas 75025

March 30, 2016

Mr. Zel C. Khan
Rockdale Resources Corporation
710 N. Post Oak Road, Suite 512
Houston, TX 77024

Dear Mr. Khan:

As requested, an estimate has been made of certain hydrocarbon reserves owned by Rockdale Resources Corporation (hereinafter referred to as “Rockdale”). The appraised properties are located in Chaves County, New Mexico, Creek County, Oklahoma, and Milam County, Texas. Production data was generally available through December 2015. This appraisal evaluates Rockdale’s Proved Developed Producing (PDP), Proved Developed Behind Pipe (PBP), Proved Developed Non-Producing (PNP), Proved Undeveloped (PUD), and Probable Behind Pipe (PrBP) reserves. The effective date of this report is January 1, 2016.

The table below summarizes Rockdale’s net oil and gas reserves and cash flows generated using the requested price deck. Results shown below are presented for your information and should not be construed as our estimate of fair market value. As of January 1, 2016. Rockdale’s net total proved and probable reserves have been estimated to be as follows:

	Net Reserves as of January 1, 2016			Present Worth of Future
Reserve Category	Hydrocarbon Liquids (Bbl)	Natural Gas (Mcf)	Future Net Income, $	Net Income Discounted @ 10%/Annum, $

Proved Developed Producing	68,420	0	1,984,890	980,370
Proved Developed Behind Pipe	46,140	0	1,392,440	958,010
Proved Developed Non Producing	173,220	0	3,577,340	1,305,530
Proved Undeveloped	446,740	0	6,355,940	2,976,590
Total Proved	734,520	0	13,310,610	6,220,500

Probable Behind Pipe	12,780	0	302,260	89,640
Total Probable	12,780	0	302,260	89,640

Total Proved + Probable	747,300	0	13,612,870	6,310,140

Rockdale Resources Corporation

March 30, 2016

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved and Probable Reserves are defined as those natural gas and hydrocarbon liquid Reserves to Rockdale’s interests after deducting all shrinkage, royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the Society of Petroleum Engineers (“SPE”), American Association of Petroleum Geologists (“AAPG”), World Petroleum Council (“WPC”), and the Society of Petroleum Evaluation Engineers (“SPEE”). All hydrocarbon liquid Reserves are expressed in United States barrels (“bbl”) of 42 gallons. Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases.

RESERVE ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Reservoirs under non-pressure depletion drive mechanisms and non-producing Reserves were estimated by volumetric analysis, research of analogous reservoirs, or a combination of both. The maximum remaining Reserves life assigned to wells included in this report is 40 years. This report does not include any gas sales imbalances.

FUTURE PRODUCTION RATES

Initial production rates are based on current producing rates for those wells now on production. If a decline trend has been established, this trend was used as the basis for estimating future production rates. If no production decline trend has been established, future production rates were held constant, or adjusted for market conditions where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. For reserves not yet on production, test data and other related information were used to estimate anticipated initial production rates and sales were estimated to commence at a date deemed reasonable based on our experience and judgment.

RESERVE CLASSIFICATION

The Reserves estimates included in this report conform to the guidelines specified by the SPE, AAPG, WPC, and SPEE. For more information regarding Reserves classification definitions sec Appendix A. A complete discussion of the Reserves classification definitions can be found on the SPE website (www.spe.org).

COMMODITY PRICES

Future hydrocarbon revenues were estimated using the New York Mercantile Exchange (“NYMEX”) prices outlined below:

	NYMEX PRICES
	Base Price	Base Price
Dates	$/Bbl	S/MMBtu
2016	50.28	2.58
2017	50.28	2.58
2018	50.28	2.58
2019	50.28	2.58
2020	50.28	2.58
2021	50.28	2.58
2022	50.28	2.58
2023	50.28	2.58
2024	50.28	2.58
2025	50.28	2.58
Thereafter	50.28	2.58

Rockdale Resources Corporation

March 30, 2016

Historical hydrocarbon liquid prices were indexed to the monthly average of the daily closing prices received at the Cushing, Oklahoma delivery point. The average difference between the wellhead oil price and the NYMEX price represents adjustments for crude quality, marketing fees, BS&W, transportation costs and purchaser bonuses. These adjustments were applied to the NYMEX prices listed in table above.

Historical natural gas prices were indexed to the monthly Henry Hub prices posted in the Inside FERC publication. The average difference between the wellhead price and the NYMEX price represents adjustments for BTU content, marketing, and transportation costs. These adjustments were applied to the NYMEX prices listed in table above.

Revenue accounting data for the period of January 2015 through December 2015 was used in this evaluation.

OPERATING EXPENSES & CAPITAL COSTS

In most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and include COPAS charges.

Where available, capital costs were estimated using recent historical information reported for analogous expenditures. Where recent historical information was not available Authority for Expenditure (“AFE”) documents were used to estimate capital costs. AFE documents provided by the operator have been checked for reasonableness. Abandonment costs were not included for the properties.

Revenue accounting data for the period of January 2015 through December 2015 was used in this evaluation. Operating expenses and capital costs were held constant in this evaluation.

DISCLAIMERS

All information pertaining to the operating expenses, prices, and the interests of Rockdale in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from Rockdale, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

Rockdale Resources Corporation

March 30, 2016

It was beyond the scope of this MKM Engineering report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

The Proved and Probable Reserves presented in this report arc estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. In any case, quantities of Proved and Probable Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the context of the overall report and should not be considered independently. The future net income and net present value estimates contained in this report do not represent an estimate of fair market values.

MKM Engineering is independent with respect to Rockdale Resources Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

CONCLUSIONS

Attached are summary tables of economic analysis of predicted future performance. Other tables identify the properties appraised with summary Reserves and the economic factors applicable to each. A list of tables is included. Reserves identified for this report are not risked.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted.

MKM ENGINEERING
F-009733

Michele K. Mudrone, P.E.

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